UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
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SEC FILE NUMBER

CUSIP NUMBER

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: 06/30/2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Samson Oil & Gas Limited
Full Name of Registrant
N/A
Former Name if Applicable
Level 16, AMP Building, 140 St Georges Terrace
Address of Principal Executive Office (Street and Number)
Perth, Western Australia 6000
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of delays in closing the sale of substantially all of the Company’s assets on the terms approved by the shareholders on August 13, 2018, the compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending June 30, 2018, could not be completed and filed by September 30, 2018 without undue hardship and expense to the Registrant.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robyn Lamont	303	524-3360
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the pending sale of the Company’s largest asset, the Foreman Butte Project, and the proposed effective date of January 1, 2018, for such sale, the Company’s financial statements will treat that property as an asset held for sale in accordance with applicable accounting rules. Based on the current pending sale, the loss from continuing operations is expected to be between $7.0 million and $7.5 million and the gain from discontinued operations is expected to be $1.2 million and $1.4 million.

Samson Oil & Gas Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 28, 2018	By:	/s/ Robyn Lamont